UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

2023 Annual General Meeting

The 2023 annual general meeting of shareholders of Li-Cycle Holdings Corp. (the “Company”) will be held on April 27, 2023. The Annual Meeting of Shareholders of Li-Cycle Holdings Corp. Notice and Access Notification to Shareholders, the Notice of Meeting and Management Information Circular for the Annual General Meeting of Shareholders of Li-Cycle Holdings Corp. to be held on April 27, 2023, and the English form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively.

Susan Alban Nominated to Join Board of Directors; Rick Findlay and Alan Levande to Retire From Board of Directors

On March 17, 2023, the Company announced that Susan Alban has been nominated for election to the Company’s board of directors at the annual general meeting of shareholders to be held on April 27, 2023 and that Rick Findlay and Alan Levande will retire from the board of directors at that time.

Ms. Alban, 40, currently serves as the Chief People Officer and an Operating Partner at Renegade Partners, where she supports the firm’s portfolio companies across all areas of Human Resources. Ms. Alban brings deep expertise in operations and product, especially around launches. Previously, Ms. Alban was the VP of People at Zume, a General Manager at Uber, as well as a group product manager at eBay, working in partnership with PayPal to drive improvements across eBay’s e-commerce funnel. Ms. Alban started her career at McKinsey & Company, where she was a management consultant for healthcare and consumer products businesses, with a focus on M&A and growth. After McKinsey, she joined CHB Capital Partners, a middle market private equity firm, where she invested and worked closely with CHB’s portfolio companies. Ms. Alban has a degree in Economics from Duke University and an MBA from Stanford Graduate School of Business.

Ms. Alban was nominated by Peridot Acquisition Sponsor, LLC as one of its two nominees for election to the board of directors and is expected to be designated as an independent director.

The information above under the heading “Susan Alban Nominated to Join Board of Directors; Rick Findlay and Alan Levande to Retire From Board of Directors” shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-267419) of the Company (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the press release announcing Ms. Alban’s nomination to join the board of directors and the retirement of Mr. Findlay and Mr. Levande from the board of directors is attached hereto as Exhibit 99.4.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Exhibit Description

99.1	Annual Meeting of Shareholders of Li-Cycle Holdings Corp. Notice and Access Notification to Shareholders

99.2	Notice of Meeting and Management Information Circular for the Annual General Meeting of Shareholders of Li-Cycle Holdings Corp. to be held on April 27, 2023

99.3	English Form of Proxy

99.4	Press Release, dated March 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: March 17, 2023